# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RAPT Therapeutics, Inc., CIK 0001673772
CUSIP: 75382E109
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 561 Eccles Avenue, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-22-068166
Filed by CIK 0001425738

## Reporting persons
- Redmile Group, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 13,932,449; sole dispositive power 0; shared dispositive power 13,932,449; aggregate amount beneficially owned 13,932,449 (9.9% of the class)
  Comment: Redmile Group, LLC's beneficial ownership of the Issuer's Common Stock, $0.0001 par value ("Common Stock") is comprised of 6,475,317 shares of Common Stock owned by certain private investment vehicles managed by Redmile Group, LLC (the "Redmile Funds"), including Redmile Biopharma Investments III, L.P. ("RBI III"). Subject to the Beneficial Ownership Blocker (as defined below), Redmile Group, LLC may also be deemed to beneficially own 15,659,456 shares of Common Stock issuable upon exercise of certain pre-funded warrants to purchase Common Stock (the "Warrants"). Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of the Warrant, and a holder of a Warrant does not have the right to exercise the Warrant held by such holder, to the extent that after giving effect to such issuance after exercise, the holder (together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates), would beneficially own in excess of 9.99% (the "Beneficial Ownership Limitation") of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issued upon exercise of the Warrant (the "Beneficial Ownership Blocker"). The Beneficial Ownership Limitation may be changed at a holder's election upon 61 days' notice to the Issuer. The 13,932,449 shares of Common Stock reported as beneficially owned by Redmile Group, LLC in this Schedule 13G represent 9.99% of the outstanding shares of Common Stock (calculated in accordance with the footnote below). The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Funds. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  Percentage based on: (i) 34,958,253 shares of Common Stock outstanding as of November 7, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the SEC on November 12, 2024 (the "Form 10-Q"), minus (ii) 2,951,425 shares of Common Stock previously outstanding that were exchanged by certain stockholders of the Issuer for Pre-Funded Warrants as of December 23, 2024, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission (the "SEC") on December 23, 2024 (the "Form 8-K"), plus (iii) 100,000,000 shares of Common Stock issued by the Issuer in a private placement, as reported by the Issuer in its Prospectus filed with the SEC on January 28, 2024 (the "Prospectus"), plus (iv) 7,457,132 shares of Common Stock issuable upon exercise of the Warrants, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of the Warrants.
- Jeremy C. Green: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 13,932,449; sole dispositive power 0; shared dispositive power 13,932,449; aggregate amount beneficially owned 13,932,449 (9.9% of the class)
  Comment: Jeremy C. Green's beneficial ownership of Common Stock is comprised of 6,475,317 shares of Common Stock owned by the Redmile Funds, including RBI III. Subject to the Beneficial Ownership Blocker, Mr. Green may also be deemed to beneficially own 15,659,456 shares of Common Stock issuable upon exercise of the Warrants. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of the Warrant, and a holder of a Warrant does not have the right to exercise the Warrant held by such holder, to the extent that the Beneficial Ownership Blocker applies. The 13,932,449 shares of Common Stock reported as beneficially owned by Mr. Green in this Schedule 13G represent 9.99% of the outstanding shares of Common Stock (calculated in accordance with the footnote below). The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Funds. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  Percentage based on: (i) 34,958,253 shares of Common Stock outstanding as of November 7, 2024, as reported by the Issuer in the Form 10-Q, minus (ii) 2,951,425 shares of Common Stock previously outstanding that were exchanged by certain stockholders of the Issuer for Pre-Funded Warrants as of December 23, 2024, as reported by the Issuer in the Form 8-K, plus (iii) 100,000,000 shares of Common Stock issued by the Issuer in a private placement as of December 27, 2024, as reported by the Issuer in the Prospectus, plus (iv) 7,457,132 shares of Common Stock issuable upon exercise of the Warrants, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of the Warrants.
- Redmile Biopharma Investments III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,559,323; sole dispositive power 0; shared dispositive power 7,559,323; aggregate amount beneficially owned 7,559,323 (5.4% of the class)
  Comment: RBI III's beneficial ownership of Common Stock is comprised of 102,191 shares of Common Stock directly held by RBI III. Subject to the Beneficial Ownership Blocker, RBI III may also be deemed to beneficially own 15,659,456 shares of Common Stock issuable upon exercise of the Warrants directly held by RBI III. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, if the Beneficial Ownership Blocker applies. The shares of Common Stock reported as beneficially owned by RBI III in this Schedule 13G represent the shares of Common Stock held directly by RBI III and the 7,457,132 shares of Common Stock that could be issued to RBI III upon exercise of certain of the Warrants directly held by RBI III under the Beneficial Ownership Blocker.
  
  Percentage based on: (i) 34,958,253 shares of Common Stock outstanding as of November 7, 2024, as reported by the Issuer in the Form 10-Q, minus (ii) 2,951,425 shares of Common Stock previously outstanding that were exchanged by certain stockholders of the Issuer for Pre-Funded Warrants as of December 23, 2024, as reported by the Issuer in the Form 8-K, plus (iii) 100,000,000 shares of Common Stock issued by the Issuer in a private placement as of December 27, 2024, as reported by the Issuer in the Prospectus, plus (iv) 7,457,132 shares of Common Stock issuable upon exercise of the Warrants directly held by RBI III, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of the Warrants.

## Item 1. Issuer
Name of issuer: RAPT Therapeutics, Inc.
Address of issuer's principal executive offices: 561 Eccles Avenue, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing:
Redmile Group, LLC
Jeremy C. Green
Redmile Biopharma Investments III, L.P.
Address of principal business office or, if none, residence:
Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

Jeremy C. Green
c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001

Redmile Biopharma Investments III, L.P.
c/o Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129
Citizenship:
Redmile Group, LLC: Delaware
Jeremy C. Green: United Kingdom
Redmile Biopharma Investments III, L.P.: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Redmile Group, LLC - 13,932,449 (1)
Jeremy C. Green - 13,932,449 (1)
Redmile Biopharma Investments III, L.P. - 7,559,323 (2)
Percent of class:
Redmile Group, LLC - 9.9% (3)
Jeremy C. Green - 9.9% (3)
Redmile Biopharma Investments III, L.P. - 5.4% (3)
Sole power to vote or to direct the vote:
Redmile Group, LLC - 0
Jeremy C. Green - 0
Redmile Biopharma Investments III, L.P. - 0
Shared power to vote or to direct the vote:
Redmile Group, LLC - 13,932,449 (1)
Jeremy C. Green - 13,932,449 (1)
Redmile Biopharma Investments III, L.P. - 7,559,323 (2)
Sole power to dispose or to direct the disposition:
Redmile Group, LLC - 0
Jeremy C. Green - 0
Redmile Biopharma Investments III, L.P. - 0
Shared power to dispose or to direct the disposition:
Redmile Group, LLC - 13,932,449 (1)
Jeremy C. Green - 13,932,449 (1)
Redmile Biopharma Investments III, L.P. - 7,559,323 (2)

(1) Redmile Group, LLC's and Jeremy C. Green's beneficial ownership of the Issuer's Common Stock is comprised of 6,475,317 shares of Common Stock owned by the Redmile Funds, including RBI III. Subject to the Beneficial Ownership Blocker, Redmile Group, LLC and Mr. Green may also be deemed to beneficially own 15,659,456 shares of Common Stock issuable upon exercise of the Warrants. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, if the Beneficial Ownership Blocker applies. The 13,932,449 shares of Common Stock reported as beneficially owned by Redmile Group, LLC and Mr. Green in this Schedule 13G represent 9.99% of the outstanding shares of Common Stock (calculated in accordance with footnote (3) below). The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Funds. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(2) RBI III's beneficial ownership of Common Stock is comprised of 102,191 shares of Common Stock. Subject to the Beneficial Ownership Blocker, RBI III may also be deemed to beneficially own 15,659,456 shares of Common Stock issuable upon exercise of the Warrants directly held by RBI III. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, if the Beneficial Ownership Blocker applies. The shares of Common Stock reported as beneficially owned by RBI III in this Schedule 13G represent the shares of Common Stock held directly by RBI III and the 7,457,132 shares of Common Stock that could be issued to RBI III upon exercise of certain of the Warrants directly held by RBI III under the Beneficial Ownership Blocker.

(3) Percentage based on: (i) 34,958,253 shares of Common Stock outstanding as of November 7, 2024, as reported by the Issuer in the Form 10-Q, minus (ii) 2,951,425 shares of Common Stock previously outstanding that were exchanged by certain stockholders of the Issuer for Pre-Funded Warrants as of December 23, 2024, as reported by the Issuer in the Form 8-K, plus (iii) 100,000,000 shares of Common Stock issued by the Issuer in a private placement as of December 27, 2024, as reported by the Issuer in the Prospectus, plus (iv) 7,457,132 shares of Common Stock issuable upon exercise of the Warrants, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of the Warrants.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See the response to Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (02/14/2025)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (02/14/2025)
- Redmile Biopharma Investments III, L.P.: /s/ Jeremy C. Green, Managing Member of Redmile Biopharma Investments III (GP), LLC, general partner of Redmile Biopharma Investments III, L.P. (02/14/2025)